                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20059


                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)



NAME OF ISSUER:  Industrial Scientific Corporation


TITLE OF CLASS OF SECURITIES:  Common Stock


CUSIP NUMBER:  45631G-10-6


Check the following box if a fee is being paid with this statement:  [  ]

___________________________________________________________________________
(1)   Names of Reporting Persons                  Kent D. McElhattan
      Corporation
      SS or IRS Identification Nos.               SSN:  ###-##-####
      of Above Person
___________________________________________________________________________
(2)   Check the Appropriate Box (See Instructions):
      (a)________________________________
         if a Member of a Group
      (See Instructions)

      (b)_______________X____________
         Membership in any group is
         disclaimed
___________________________________________________________________________
(3)   SEC Use Only
___________________________________________________________________________
(4)   Citizenship or Place                         United States of America
      of Organization
___________________________________________________________________________
Number of Shares                     (5)   Sole Voting Power       977,932*
Beneficially
Owned by Each                        (6)   Shared Voting Power      24,680**
Reporting Person
With                                 (7)   Sole Dispositive Power  977,932*

                                     (8)   Shared Dispositive       24,680**
                                           Power
___________________________________________________________________________
(9)  Aggregate Amount Beneficially Owned by Each                 1,002,612
     Reporting Person
___________________________________________________________________________
(10) Check if the Aggregate Amount in Row (9)                Not Applicable
     Excludes Certain Shares
___________________________________________________________________________
(11) Percent of Class Represented by Amount in Row 9                   29.8
___________________________________________________________________________
(12) Type of Reporting Person                                            IN
     (See Instructions)

*   See Exhibit A
**  See Exhibit B

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G
                (Under the Securities and Exchange Act of 1934)

Item 1(a)      Name of Issuer:
               --------------

                   Industrial Scientific Corporation

Item 1(b)      Address of Issuer's Principal Executive Offices:
               ------------------------------------------------

                   1001 Oakdale Road
                   Oakdale, PA  15071

Item 2(a)      Name of Person Filing:
               ----------------------

                   Kent D. McElhattan

Item 2(b)      Address of Principal Business Office:
               -------------------------------------

                   Industrial Scientific Corporation
                   1001 Oakdale Road
                   Oakdale, Pennsylvania 15071

Item 2(c)      Citizenship:
               ------------

                   United States of America

Item 2(d)      Title of Class of Securities:
               -----------------------------

                   Common Stock, Par Value $.01 Per Share

Item 2(e)      CUSIP Number:
               -------------

                   45631G-10-6

Item 3         Statement filed pursuant to Rules 13d-1(b), or
               13d-2(b).

                   Not Applicable.

Item 4         Ownership:
               ---------

               (a) Amount beneficially owned:           1,002,612*

               (b) Percent of class:                         29.8

               (c) Number of shares as to
                   which person has:

                   (i)      Sole power to vote or         977,932*
                            to direct the vote:

                   (ii)     Shared power to vote           24,680**
                            or to direct the vote:

                   (iii)    Sole power to dispose or      977,932*
                            to direct the disposition
                            of shares:

                   (iv)     Shared power to dispose or     24,680**
                            to direct the disposition
                            of shares:

Item 5         Ownership of Five Percent or Less of a Class:
               ---------------------------------------------

                     Not Applicable.

Item 6         Ownership of More than Five Percent on Behalf of Another Person:
               ----------------------------------------------------------------

                     Not Applicable.

Item 7         Identification and Classification of the Subsidiary Which
               ---------------------------------------------------------
               Acquired the Security Being Reported by the Parent Holding
               ----------------------------------------------------------
               Company:
               --------

                     Not Applicable.

Item 8         Identification and Classification of Members of the Group:
               ----------------------------------------------------------

                     Not Applicable.

Item 9         Notice of Dissolution of Group:
               -------------------------------

                     Not Applicable.

Item 10        Certification:
               --------------

                     Not Applicable.

*   See Exhibit A
**  See Exhibit B

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1997



/s/ Kent D. McElhattan
-------------------------------------------------------------
Kent D. McElhattan

                                 EXHIBIT A
                                 ---------

* Includes 90,080 shares held by various family trusts as to which the reporting person serves as trustee. The reporting person disclaims beneficial ownership of such shares.


                                 EXHIBIT B
                                 ---------

** Includes 14,400 shares held by a charitable foundation to which the reporting person serves as a Director, 1,000 shares held by the reporting person's spouse and 9,280 shares held by children of the reporting person. The reporting person disclaims beneficial ownership of such shares.